Mail Stop 4561

October 31, 2008

Gary C. Butler
Chief Executive Officer
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

> **Re:** **Automatic Data Processing, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2008**
> **Filed August 29, 2008**
> **Definitive Proxy Statement**
> **Filed September 26, 2008**
> **File No. 001-05397**

Dear Mr. Butler:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 6. Selected Financial Data, page 12

1. We note your use of the non-GAAP measure of adjusted return on equity, which excludes the effects of discontinued operations. Tell us your consideration of including all of the disclosures identified in Item 10(e) of Regulation S-X and

Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP
Financial Measures, June 13, 2003.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Executive Overview, page 14

2. Your definitive proxy statement filed on September 26, 2008 includes a letter to
    shareholders that discusses trends in your business that may have a material
    impact on your future operating results. For example, the letter indicates that
    ADP's strong performance in Fiscal 2008 is due to execution of a "five-point
    strategic growth program." It also notes that you anticipate telesales to contribute
    about one-third of total new business sales in your Employer Services segment
    over the next few years. Please advise us of whether you considered including
    information about these and other material trends discussed in the letter in your
    MD&A disclosure. See Item 303(a)(3)(ii) of Regulation S-K and SEC Release
    No. 33-8350.

Quantitative and Qualitative Disclosures About Market Risk, page 28

3. Tell us whether you considered providing qualitative disclosures about interest
    rate risk for your non-trading investment portfolio. In this respect, you should
    consider including disclosures describing the nature of the interest rate exposure;
    how interest rate risks are managed; changes in interest rate exposures or how the
    interest rate exposures were managed when compared to the conditions that
    existed during the most recently completed fiscal year; and known trends in
    interest rates, or anticipated rates in future reporting periods. Refer to Question 69
    of the Financial Reporting Codification and SEC "Questions and Answers about
    the New 'Market Risks' Disclosure Rules" dated July 31, 1997.

Item 8. Financial Statements and Supplementary Data

Statements of Consolidated Stockholders' Equity, page 36

4. Please reconcile the amounts under the line item "stock plans and related tax
    benefits" in your statements of consolidated stockholders' equity to the amounts
    contained in the line items "excess tax benefit related to exercise of stock options"
    and "proceeds from stock purchase plans and exercise of stock options" in your
    statements of consolidated cash flows for each year presented.

Notes to Consolidated Financial Statements

Note 6. Corporate Investments And Funds Held For Clients, page 47

5. Please address the following with respect to your corporate investments and funds
    held for clients that are classified as available-for-sale securities as of June 30,
    2008:

    *   Further clarify the nature and types of investments presented in your table on
        page 47. That is, reconcile the different categories of available-for-sale
        securities presented in your table with your disclosures on page 14 that
        describe the various types of investments that you hold.

    *   We note that you own senior tranches of AAA fixed rate credit card, auto loan
        and other asset-backed securities, whose trusts predominately contain prime
        collateral. Explain the nature and risks associated with these other asset-
        backed securities and related trusts. Tell us whether the collateral on the
        asset-backed securities has continued to perform as expected subsequent to the
        balance sheet date.

    *   Explain the nature and terms of the senior debt directly issued by Fannie Mae
        and Freddie Mac.

    *   Further describe the mortgage pass-through securities you hold that are
        guaranteed by Fannie Mae and Freddie Mac. Please tell us the specific
        collateral underlying these mortgage pass-through securities.

    *   Your disclosures on page 49 indicate that approximately 90% of your
        available-for-sale securities held AAA or AA ratings as of June 30, 2008,
        whereas this percentage was 95% as of December 31, 2007. Explain how the
        increase in credit risk on your available-for-sale securities has impacted your
        other-than-temporary impairment evaluation.

    *   Please supplementally provide a tabular analysis of the allocation of type of
        investments by maturity dates, or ranges of dates, in the two portfolios
        "extended and long" disclosed on page 14. The analysis should reconcile to
        the maturity date disclosures on page 49.

Definitive Proxy Statement filed September 26, 2008

Compensation Discussion and Analysis, page 15

6. Notwithstanding your revisions in response to our letters relating to your 2007
    executive compensation disclosure, we believe that investors will benefit from a

refocusing of your CD&A. Please evaluate your disclosure in its entirety and concentrate the core of your presentation into a balanced analytical discussion of: (i) the material elements of compensation, (ii) how you arrived at the varying levels of compensation, and (iii) why you believe your compensation practices and decisions fit within their overall objectives and philosophy. Your CD&A should be structured so as to present a concise and readable explanation of the specific factors the compensation committee considered when approving particular pieces of each named executive officers' compensation package and meaningful analysis of the reasons why the company believes that the amounts paid are appropriate in light of the various factors it considered in making specific compensation decisions. We direct your attention to the ample amount of guidance we have published on executive compensation disclosure and compliance with the SEC's new disclosure rules.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Gary C. Butler
Automatic Data Processing, Inc.
October 31, 2008
Page 5

- the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Morgan
Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding
comments on the financial statements and related matters. Please address questions
regarding all other comments to Matt Crispino, Staff Attorney, at (202) 551-3456 or Jay
Ingram, Senior Staff Attorney at (202) 551-3397. If you need further assistance, you may
contact me at (202) 551-3730.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant